Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company registration (NIRE): 29.3.0001633-1

São Paulo, August 26 2019 — Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs to its shareholders and the market, due to widely publicized news regarding the Amazon Rainforest fires, that the Company’s forest asset base, which accounts for 1.3 million hectares of planted eucalyptus to supply wood for its industrial activities and over 900 thousand hectares of native preserved areas, has not been impacted by the fires. We also inform that the company has a wide and permanent protection and monitoring system of its areas, as well as an efficient firefighting mechanism in the eventuality of occurrence of any fire focus.

The company’s commitment to preserving life, also by conserving native forests, reflects the practices that guide all the decisions taken by Suzano. Thus, it’s opportune to state that Suzano defends the preservation of the Amazon biome, as it also defends the preservation of every other biomes,  biodiversity, and peoples living in these regions.

São Paulo, August 26 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer